
June 11, 2024

James McCullough
Chief Executive Officer
Renalytix plc
2 Leman Street
London E1W 9US
United Kingdom

> **Re: Renalytix plc**
> **Registration Statement on Form S-3**
> **Filed June 5, 2024**
> **File No. 333-279966**

Dear James McCullough:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Aja Eiden at 202-551-6072 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Marc Recht